Dreyfus Premier Diversified International Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Diversified International Fund, covering the fund's inception from December 19, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 19, 2007, through April 30, 2008, as provided by Phillip N. Maisano, Richard B. Hoey and William J. Reilly, CFA, Portfolio Managers

Fund and Market Performance Overview

Between its inception on December 19, 2007, and the end of the semiannual reporting period on April 30, 2008, Dreyfus Premier Diversified International Fund's Class A shares produced a total return of 0.00%, Class C shares produced a total return of –0.32%, Class I shares produced a total return of 0.00% and Class T shares produced a total return of –0.16%.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia and Far East (EAFE) Index (the "Index"), produced a total return of –1.27% for the same period.[2]

International stocks generally declined during the reporting period as concerns intensified regarding the impact of a U.S. economic slowdown and global credit crisis on international markets. The fund produced slightly higher returns than its benchmark, primarily due to strong results from Emerging Markets Opportunity Fund and International Stock Fund, which benefited from favorable country selections.

The Fund's Investment Approach

The fund seeks long-term capital appreciation. To pursue its goal, the fund normally allocates its assets among other mutual funds advised by The Dreyfus Corporation (Dreyfus), or its affiliates, that invest primarily in stocks issued by foreign companies. The underlying funds are selected by the Dreyfus Investment Committee based on their investment objectives and management policies, portfolio holdings, risk/reward profiles, historical performance and other factors. Dreyfus seeks to diversify the fund's investments by market capitalization, investment style and geographic region. The Dreyfus Investment Committee will rebalance the fund's investments in the underlying funds at least annually, but may do so more often in response to market conditions.

Economic and Credit Concerns Undermined Global Markets

International stock markets were relatively volatile over the reporting period as investors reacted to an intensifying credit crisis that began in the U.S. sub-prime mortgage market and spread to other asset classes. In addition, investors grew increasingly concerned that economic downturns in the United States and, to a lesser extent, in Europe might dampen economic growth in other parts of the world. As investors grew more risk-averse in this environment, they shifted their focus away from riskier assets, such as stocks, toward relatively safe havens, such as sovereign bonds and money market funds. Equity declines were particularly severe in the financials sector, where a number of major, global banks reported major sub-prime related losses.

The adverse impact of lower stock prices was offset to a degree by a weakening U.S. dollar against most major currencies as U.S. interest rates declined and inflationary pressures escalated. The underlying funds invest almost all of their assets in non-dollar denominated securities, and stronger foreign currencies resulted in higher returns for U.S. investors. In addition, international equity markets experienced a significant rebound in April, as major indices were up considerably.

Allocation Strategy Boosted Relative Performance

Upon the fund's inception, we established target allocations to each of the six underlying international equity mutual funds that comprise its portfolio as follows:

Dreyfus Premier International Equity Fund:	20%
International Stock Fund:	20%
Dreyfus Premier International Value Fund:	20%
Newton International Equity Fund:	20%
Dreyfus Premier International Small Cap Fund:	10%
Emerging Markets Opportunity Fund:	10%

This strategy — which was designed to achieve broad diversification across market capitalization ranges, geographic regions and investment styles — proved successful over the reporting period, as the fund participated in the strength of its underlying funds, and had the benefit of

holding small amounts of cash due to inflows, at a time when international equity markets experienced negative returns.

The fund received particularly strong results from Emerging Markets Opportunity Fund, attributable to its favorable country selection strategies, specifically an overweight to Brazil and Taiwan. In addition, International Stock Fund also benefited from strong country allocation, such as an underweight to Germany and an overweight to Japan.

On the other hand, the fund received less robust contributions from Dreyfus Premier International Small Cap Fund, which lagged as small capitalization stocks underperformed large capitalization stocks in international markets. Dreyfus Premier International Equity Fund also underperformed mainly as a result of relatively lackluster returns from Japanese property management and development companies and Japanese materials producers.

Maintaining a Diversified Approach

We have continued to manage the fund so that it is broadly diversified across countries, sectors and styles. While current market volatility may persist for some time, we believe that the fund's current emphasis on higher-quality companies and a diversified country allocation profile position it well for the current environment. At the same time, we are prepared to respond quickly should economic or market conditions change.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation through October 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: FactSet. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Diversified International Fund from December 18, 2007 (commencement of operations) to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008†

	Class A	Class B	Class I	Class T
Expenses paid per $1,000††	$ 5.35	$ 8.10	$ 4.43	$ 6.27
Ending value (after expenses)	$1,000.00	$996.80	$1,000.00	$998.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008†††

	Class A	Class B	Class I	Class T
Expenses paid per $1,000††††	$ 7.27	$ 11.02	$ 6.02	$ 8.52
Ending value (after expenses)	$1,017.65	$1,013.92	$1,018.90	$1,016.41

† *From December 18, 2007 (commencement of operations) to April 30, 2008.*
†† *Expenses are equal to the fund's annualized expense ratio of 1.45% for Class A, 2.20% for Class C, 1.20% for Class I and 1.70% for Class T; multiplied by the average account value over the period, multiplied by 135/366 (to reflect actual days for the period).*
††† *Please note that while the fund commenced operations on December 18, 2007, the Hypothetical expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period November 1, 2007 to April 30, 2008.*
†††† *Expenses are equal to the fund's annualized expense ratio of 1.45% for Class A, 2.20% for Class C, 1.20% for Class I and 1.70% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Other Investments—100.0%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Emerging Markets Opportunity Fund, Cl. I	8,062	a	152,848
Dreyfus Premier International Equity Fund, Cl. I	7,297	a	298,462
Dreyfus Premier International Small Cap Fund, Cl. I	9,405	a	149,067
Dreyfus Premier International Value Fund, Cl. I	20,855	a	301,348
Newton International Equity Fund, Cl. I	12,309	a	299,119
Dreyfus International Stock Fund, Cl. I	23,232	a	305,495
Total Investments (cost $1,461,038)	**100.0%**		**1,506,339**
Cash and Receivables (Net)	**.0%**		**293**
Net Assets	**100.0%**		**1,506,632**

a   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
Affiliated Mutual Funds	**100.0**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in affiliated issuers—See Statement of Investments	1,461,038	1,506,339
Receivable for shares of Capital Stock subscribed		1,995
Prepaid expenses		11,239
Due from The Dreyfus Corporation and affiliates—Note 3(c)		53,989
		1,573,562
Liabilities ($):		
Cash overdraft due to Custodian		19,131
Accrued expenses		47,799
		66,930
Net Assets ($)		**1,506,632**
Composition of Net Assets ($):		
Paid-in capital		1,451,056
Accumulated Investment (loss) net		(244)
Accumulated net realized gain (loss) on investments		10,519
Accumulated net unrealized appreciation (depreciation) on investments		45,301
Net Assets ($)		**1,506,632**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	1,353,080	53,615	50,015	49,922
Shares Outstanding	108,260	4,304	4,000	4,000
Net Asset Value Per Share ($)	**12.50**	**12.46**	**12.50**	**12.48**

See notes to financial statements.

STATEMENT OF OPERATIONS
From December 18, 2007 (commencement of operations) to April 30, 2008

Investment Income ($):	
Income:	
Cash dividends from affiliated issuers	783
Total Income	**783**
Expenses:	
Auditing fees	17,242
Prospectus and shareholders' reports	12,566
Directors' fees and expenses–Note 3(d)	10,187
Legal fees	7,500
Registration fees	3,197
Custodian fees–Note 3(c)	2,328
Shareholder servicing costs–Note 3(c)	1,108
Distribution fees–Note 3(b)	180
Miscellaneous	5,509
Total Expenses	**59,817**
Less–expense reimbursement from the Dreyfus Corporation due to undertaking–Note 3(a)	(58,778)
Less–reduction in fees due to earnings credits–Note 1(b)	(12)
Net Expenses	**1,027**
Investment (Loss)–Net	**(244)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments from affiliated issuers	10,519
Net unrealized appreciation (depreciation) on investments from affiliated issuers	45,301
Net Realized and Unrealized Gain (Loss) on Investments	**55,820**
Net Increase in Net Assets Resulting from Operations	**55,576**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From December 18, 2007 (commencement of operations) to April 30, 2008

Operations ($):	
Investment (loss)−net	(244)
Net realized gain (loss) on investments	10,519
Net unrealized appreciation (depreciation) on investments	45,301
Net Increase (Decrease) in Net Assets Resulting from Operations	**55,576**
Capital Stock Transactions ($):	
Net proceeds from shares sold:	
Class A Shares	1,318,973
Class C Shares	53,745
Class I Shares	50,000
Class T Shares	50,000
Cost of shares redeemed:	
Class A Shares	(21,662)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**1,451,056**
Total Increase (Decrease) in Net Assets	**1,506,632**
Net Assets ($):	
End of Period	**1,506,632**
Accumulated investment (loss)−net	(244)
Capital Share Transactions (Shares):	
Class A	
Shares sold	110,008
Shares redeemed	(1,748)
Net Increase (Decrease) in Shares Outstanding	**108,260**
Class C	
Shares sold	4,304
Net Increase (Decrease) in Shares Outstanding	**4,304**
Class I	
Shares sold	4,000
Net Increase (Decrease) in Shares Outstanding	**4,000**
Class T	
Shares sold	4,000
Net Increase (Decrease) in Shares Outstanding	**4,000**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the period from December 18, 2007 (commencement of operations) to April 30, 2008. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class I Shares	Class T Shares
Per Share Data ($):				
Net asset value, beginning of period	12.50	12.50	12.50	12.50
Investment Operations:				
Investment (loss)−net [a]	(.01)	.00 [b]	.04	.02
Net realized and unrealized gain (loss) on investments	.01	(.04)	(.04)	(.04)
Total from Investment Operations	.00 [b]	(.04)	.00 [b]	(.02)
Net asset value, end of period	12.50	12.46	12.50	12.48
Total Return (%) [c]	.00 [d,e]	(.32) [e]	.00 [d]	(.16) [e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets [f]	21.59	20.24	19.22	19.72
Ratio of net expenses to average net assets [f]	1.45	2.20	1.20	1.70
Ratio of net investment (loss) to average net assets [f]	(1.35)	(1.19)	(.19)	(.69)
Portfolio Turnover Rate [c]	.19	.19	.19	.19
Net Assets, end of period ($ x 1,000)	1,353	54	50	50

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
[d] Amount represents less than .01%.
[e] Exclusive of sales charge.
[f] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Diversified International Fund (the "fund") is a separate diversified series of Dreyfus Premier Investment Funds, Inc. (the "Company" formerly known as Dreyfus Premier International Funds, Inc.) which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund commenced operations on December 18, 2007. The fund's year end is October 31. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBSC Investments Corp., an indirect subsidiary of BNY Mellon, held 4,000 shares of the Class C, Class I and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, there is no management fee paid to the Manager. All fees and expenses are accrued and deducted before declaration of distributions to shareholders. The expense reimbursement from the Manager, pursuant to the undertaking, amounted to $58,778 during the period ended April 30, 2008.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008 Class C and Class T shares were charged $135 and $45, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class C and Class T shares were charged $609, $45, and $45, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $188 pursuant to the transfer agency agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $12 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $2,328 pursuant to the custody agreement.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $58,778, which is offset by, Rule 12b-1 distribution plan fees $41, shareholder services plan fees $273, custodian fees $2,495 chief compliance officer fees $1,880, and transfer agency per account fees $100.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within sixty days following the date of issuance subject to exceptions, including redemptions made through use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities (all of which were affiliated issuers), during the period ended April 30, 2008, amounted to $1,462,962 and $1,594, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $45,301, consisting of $49,934 gross unrealized appreciation and $4,633 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purpose was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held November 5, 2007, the Board unanimously approved the fund's Management Agreement, (the "Agreement"), pursuant to which Dreyfus (the "Manager") provides the fund with investment management services and day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel. In approving the continuance of the Agreement, the Board members considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the approval of the Agreement, including performance and expense information for other investment companies with a similar investment objective to the fund.

During their meeting, the Board discussed the proposed approval of the Agreement with senior management personnel of the Manager. In determining to approve the Agreement, the Board considered all factors which they believed to be relevant.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services to be provided to the fund pursuant to the proposed Agreement. The Manager's representatives reviewed the fund's expected distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members also referenced information provided regarding the relationships the Manager has with various intermediaries and the different needs of each, the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to the different distribution channels.

The Board members also considered the Manager's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio.</u> As the fund had not yet commenced operations, the Board members were not able to review the fund's performance. The Board discussed with representatives of the Manager the investment strategies to be employed in the management of the fund's assets. The Board members noted the Manager's reputation and experience with respect to similar funds.

Representatives of Dreyfus reviewed with the Board members the expense structure of the Fund, noting that the Fund does not pay Dreyfus a management fee. The Fund bears its proportionate share of the fees and expenses of the funds in which it invests (the "Underlying Funds"). Representatives of Dreyfus explained that the Fund invests in the share classes of the Underlying Funds that have the lowest expense ratio.

<u>Analysis of Profitability and Economies of Scale.</u> As the fund had not yet commenced operations, the Manager's representatives were not able to review the dollar amount of expenses allocated and profit received by the Manager. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the possibility of soft dollar arrangements in the future with respect to trading the fund's portfolio.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to approving the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services to be provided by the Manager are adequate and appropriate, especially considering the Manager's experience and reputation with respect to its investment approach and its experience and reputation with respect to investing the Underlying Funds.
- The Board noted that the fee to be paid by the fund to the Manager was reasonable, in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by the Manager from its relationship with the fund, and that the fee to be paid by the Manager is reasonable and appropriate.

The Board members considered these conclusions and determinations, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier Diversified International Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DFPAX	Class C: DFPCX	Class I: DFPIX
	Class T: DFPTX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6209SA0408

Dreyfus Premier Emerging Asia Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Emerging Asia Fund, covering the period from the fund's inception on December 13, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 13, 2007, through April 30, 2008, as provided by Hugh Simon and Nina Wu, Portfolio Managers

Fund and Market Performance Overview

Between its inception on December 13, 2007, and the end of its semiannual reporting period on April 30, 2008, Dreyfus Premier Emerging Asia Fund's Class A shares produced a total return of –22.32%, Class C shares produced a total return of –22.40%, Class I shares produced a total return of –22.32% and Class T shares produced a total return of –22.40%.[1] In comparison, the fund's benchmark, the MSCI Emerging Markets Asia Index, produced a total return of –7.18% for the same period.[2]

The emerging-market economies of Asia have continued to grow at double-digit rates. However, the fund was launched during a period of heightened stock market volatility, as tightening monetary policy in China, worries over a U.S. recession and a global credit crunch contributed to steep declines in Asia's emerging markets. The fund produced lower returns than its benchmark, primarily due to our focus on China, India and Vietnam, which produced below-average results as risk-averse investors turned to more developed markets.

The Fund's Investment Approach

The fund, which seeks long-term capital appreciation, normally invests at least 80% of its assets in stocks of companies that are principally traded in China, Hong Kong, India, Indonesia, Malaysia, Pakistan, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam. The fund may invest in the stocks of companies of any market capitalization. To determine where the fund will invest, we analyze several factors, including economic and political trends, the current financial condition and future prospects of individual companies and sectors in the region, and the valuation of one market or company relative to that of another.

Emerging Markets Suffered Amid Global Instability

While the MSCI Emerging Markets Asia Index concentrates on the relatively mature economies of Korea and Taiwan, the fund provides broader exposure to countries aggregating more than half of the world's population. These countries bore the brunt of deteriorating investor sentiment during the reporting period, either because their markets previously had soared to unsustainable valuations or their economies were perceived as fragile.

In addition to penalizing developing economies, investors punished real estate companies, reflecting concerns regarding a global credit crunch, the potential effects of a U.S. economic downturn on other markets, and the regional countries' efforts to fight inflation with tight monetary policies. For example, Gamuda, a Malaysian-based construction company and property developer, declined due to these factors and rising raw-materials costs.

Saigon Securities, a Vietnamese brokerage, found itself under pressure due to lower trading volumes in the volatile stock market environment. Nevertheless, the company has continued to dominate the Vietnam stock market with a 20% market share. Furthermore, we expect more privatization of state-owned enterprises to increase the size and liquidity of Vietnam's stock market. Hinduja Ventures, an Indian conglomerate with interests in the health care, media and real estate industries, declined sharply during the reporting as investors shied away from midcap companies. However, we believe that the stock is attractively valued, as the cash on its books equals its current market capitalization.

Since its inception, the fund has so far benefited from strong performance in the agricultural sector and from certain commodity stocks, such as those of mining companies. For example, Timah of Indonesia, one of the world's largest mining companies, provides tin used in consumer electronics, canned foods and beverages as well as the tinning of copper wire and cables in the chemical industry. Indonesia's role in the global tin market has been increasing, particularly after China became a net importer of tin in 2007. Meanwhile, as of the reporting period's end, shares of Timah traded at less than 10 times 2008 expected earnings. Another Indonesia company, Bumi Resources, is the country's largest coal producer and exporter. Strong demand and tight supply, particularly in Australia and South Africa, have supported coal prices, and further upward momentum is expected. Sustained high oil prices also have increased the attractiveness of coal as a source of energy, and Bumi Resources is well positioned to benefit from this trend.

Strong Fundamentals in Growing Economies

Despite recent stock market volatility, we believe that business and market fundamentals in Asia's emerging markets remain strong. No longer merely exporters to more developed regions, Asia's domestic economies are growing rapidly, driven by rising infrastructure spending and a growing middle class of consumers. At the same time, regional political tensions appear to be easing, with Taiwan's new president appearing to adopt a more conciliatory view toward China.

In addition, we believe that emerging Asian markets offer compelling values. Indeed, in our judgment, the recent stock market correction has given us a wider choice of attractively valued stocks, as many companies ended the reporting period at prices that we believe are lower than their intrinsic value. From an industry perspective, we have sought to identify attractive opportunities among growing companies in retailing, shipping, infrastructure, telecommunications equipment and transportation — all areas that one would expect to fare well in a growing economy.

May 15, 2008

Emerging Asia markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
Part of the fund's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: BLOOMBERG, L.P. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The MSCI Emerging Markets Asia Index is a free float adjusted market capitalization weighted index designed to measure equity market performance in the emerging market countries of Asia.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Asia Fund from December 13, 2007 (commencement of operations) to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the period ended April 30, 2008†

	Class A	Class C	Class I	Class T
Expenses paid per $1,000††	$ 6.80	$ 9.34	$ 5.95	$ 7.64
Ending value (after expenses)	$776.80	$776.00	$776.80	$776.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008†††

	Class A	Class C	Class I	Class T
Expenses paid per $1,000††††	$ 10.02	$ 13.75	$ 8.77	$ 11.27
Ending value (after expenses)	$1,014.92	$1,011.19	$1,016.16	$1,013.67

† From December 13, 2007 (commencement of operations) to April 30, 2008.
†† Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class C, 1.75% for Class I and 2.25% for Class T; multiplied by the average account value over the period, multiplied by 140/366 (to reflect the actual days in the period).
††† Please note that while the fund commenced operations on December 13, 2007, the "Hypothetical" expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period November 1, 2007 to April 30, 2008.
†††† Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class C, 1.75% for Class I and 2.25% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

Common Stocks−98.7%	Shares	Value ($)
China−26.4%		
Beijing Capital Land, Cl. H	1,500,000	648,647
Bengang Steel Plates, Cl. B	600,600	539,474
China Citic Bank, Cl. H	1,000,000 [a]	662,120
China Communication Services, Cl. H	870,000 [a]	669,819
China Petroleum & Chemical, Cl. H	500,000	530,594
China Shipping Container Lines, Cl. H	1,000,000	440,130
Hunan Non-Ferrous Metal, Cl. H	1,066,000	408,993
Shandong Chenming Paper Holdings, Cl. B	500,000	524,178
Shanghai Friendship Group, Cl. B	400,140	640,224
Sino-Ocean Land Holdings	800,000 [a]	660,067
		5,724,246
Hong Kong−8.3%		
China Everbright	250,000 [a]	636,456
China Petroleum & Chemicals (Warrants 2/2/09)	2,000,000 [a]	62,106
Dynasty Fine Wines Group	2,000,000	397,785
Jutual Offshore Oil Services	3,025,000	690,927
		1,787,274
India−26.8%		
Binani Cement	129,000	250,306
Country Club India	18,200	264,476
Engineers India	47,574	802,819
Fedders Lloyd	143,200	212,458
Great Eastern Shipping	8,000	85,535
Gujarat Alkalies & Chemicals	192,000	848,901
Hinduja Venture (Warrants 10/24/12)	44,085 [a,b]	416,764
Hinduja Ventures	20,000	185,835
Indo Asian Fusegear	61,991 [a]	165,628
K.S. Oils	595,000	1,110,118
Mahanagar Telephone Nigam (Warrants 1/17/17)	100,000 [a]	281,200
Raj Television Network	50,000	167,521
Renaissance Jewellery	115,000 [a]	211,604
Sanwaria Agro Oils	130,000	283,188
XL Telecom & Energy	80,000	526,720
		5,813,073

Common Stocks (continued)	Shares	Value ($)
Indonesia–8.4%		
Akr Corpoindo	1,764,500	220,036
Astra International	84,000	182,173
Bumi Resources	850,000	612,936
Timah	227,700	793,814
		1,808,959
Malaysia–4.9%		
Gamuda	500,093	493,919
Sime Darby	131,100	398,405
WCT Engineering	158,600	158,650
WCT Engineering (Warrants 4/22/13)	31,720 [a]	7,330
		1,058,304
Singapore–2.2%		
See Hup Seng	2,000,000 [a]	**471,959**
South Korea–4.0%		
CJ Home Shopping	9,000	553,832
Hyundai Development	4,850	310,063
		863,895
Taiwan–8.6%		
KGI Securities	538,000	459,414
Shin Kong Financial Holding	450,000	417,522
Sino-American Silicon Products	55,000	369,406
Yang Ming Marine Transport	800,000	621,397
		1,867,739
Thailand–4.4%		
Mermaid Maritime	580,000 [a]	517,533
Quality Houses Public	5,425,800	445,835
		963,368

Common Stocks (continued)	Shares		Value ($)
Vietnam−4.7%			
Pha Lai Thermal Power (Warrants 1/17/12)	227,580	a,b,c	540,921
Saigon Securities (Warrants 1/17/12)	155,700	a,b,c	471,003
			1,011,924
Total Investments (cost $24,397,767)	**98.7%**		**21,370,741**
Cash and Receivables (Net)	**1.3%**		**291,831**
Net Assets	**100.0%**		**21,662,572**

a   *Non-income producing security.*
b   *The valuation of these securities have been determined in good faith under the direction of the Board of Directors.*
c   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $1,011,924 or 4.7% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Industrials	19.8	Consumer Discretionary	10.3
Financial	18.5	Information Technology	6.9
Materials	16.6	Telecommunication Services	3.1
Energy	12.3		
Consumer Staples	11.2		**98.7**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	24,397,767	21,370,741
Cash denominated in foreign currencies	929,265	926,857
Receivable for shares of Capital Stock subscribed		327,329
Receivable for investment securities sold		266,767
Dividends receivable		38,055
Prepaid expenses		75,518
		23,005,267
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		46,386
Cash overdraft due to Custodian		237,465
Payable for investment securities purchased		772,969
Bank loan payable–Note 2		240,000
Payable for shares of Capital Stock redeemed		31,477
Interest payable–Note 2		645
Accrued expenses		13,753
		1,342,695
Net Assets ($)		**21,662,572**
Composition of Net Assets ($):		
Paid-in capital		25,188,087
Accumulated investment (loss)–net		(89,179)
Accumulated net realized gain (loss) on investments		(410,193)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(3,026,143)
Net Assets ($)		**21,662,572**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	15,085,896	6,284,394	249,078	43,204
Shares Outstanding	1,553,465	647,628	25,654	4,472
Net Asset Value Per Share ($)	**9.71**	**9.70**	**9.71**	**9.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

From December 13, 2007
(commencement of operations) to April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $3,397 foreign taxes withheld at source):	**39,773**
Expenses:	
Investment advisory fee–Note 3(a)	73,494
Shareholder servicing costs–Note 3(c)	19,761
Custodian fees–Note 3(c)	18,240
Auditing fees	15,015
Distribution fees–Note 3(b)	11,534
Legal fees	10,712
Prospectus and shareholders' reports	3,799
Registration fees	3,122
Interest expense–Note 2	2,180
Directors' fees and expenses–Note 3(d)	1,758
Miscellaneous	5,827
Total Expenses	**165,442**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(36,179)
Less–reduction in fees due to earnings credits–Note 1(c)	(311)
Net Expenses	**128,952**
Investment (Loss)–Net	**(89,179)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(294,513)
Net realized gain (loss) on forward currency exchange contracts	(115,680)
Net Realized Gain (Loss)	**(410,193)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(3,026,143)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,436,336)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,525,515)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From December 13, 2007
(commencement of operations) to April 30, 2008 (Unaudited)

Operations ($):	
Investment (loss)–net	(89,179)
Net realized gain (loss) on investments	(410,193)
Net unrealized appreciation (depreciation) on investments	(3,026,143)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,525,515)**
Capital Stock Transactions ($):	
Net proceeds from shares sold:	
Class A shares	20,005,777
Class C shares	7,968,670
Class I shares	597,222
Class T shares	325,441
Cost of shares redeemed:	
Class A shares	(2,428,123)
Class C shares	(874,938)
Class I shares	(212,924)
Class T shares	(193,038)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**25,188,087**
Total Increase (Decrease) in Net Assets	**21,662,572**
Net Assets ($):	
End of Period	**21,662,572**
Accumulated investment (loss)–net	(89,179)

Capital Share Transactions:	
Class A	
Shares sold	1,818,215
Shares redeemed	(264,750)
Net Increase (Decrease) in Shares Outstanding	**1,553,465**
Class C	
Shares sold	733,682
Shares redeemed	(86,054)
Net Increase (Decrease) in Shares Outstanding	**647,628**
Class I	
Shares sold	49,684
Shares redeemed	(24,030)
Net Increase (Decrease) in Shares Outstanding	**25,654**
Class T	
Shares sold	26,227
Shares redeemed	(21,755)
Net Increase (Decrease) in Shares Outstanding	**4,472**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the period from December 13, 2007 (commencement of operations) to April 30, 2008. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class I Shares	Class T Shares
Per Share Data ($):				
Net asset value, beginning of period	12.50	12.50	12.50	12.50
Investment Operations:				
Investment (loss)–net[a]	(.05)	(.07)	(.06)	(.09)
Net realized and unrealized gain (loss) on investments	(2.74)	(2.73)	(2.73)	(2.75)
Total from Investment Operations	(2.79)	(2.80)	(2.79)	(2.84)
Net asset value, end of period	9.71	9.70	9.71	9.66
Total Return (%)[b]	(22.32)[c]	(22.40)[c]	(22.32)	(22.40)[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets[d]	2.61	3.40	2.41	2.92
Ratio of net expenses to average net assets[d]	2.00	2.75	1.75	2.25
Ratio of net investment income (loss) to average net assets[d]	(1.33)	(2.03)	(1.40)	(1.98)
Portfolio Turnover Rate[b]	59.52	59.52	59.52	59.52
Net Assets, end of period ($ x 1,000)	15,086	6,284	249	43

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Exclusive of sales charge.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Asia Fund (the "fund") is a separate non-diversified portfolio of Dreyfus Premier Investment Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund, which commenced operations on December 13, 2007. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. Hamon U.S. Investment Advisors Limited ("Hamon") serves as the fund's sub-investment adviser. Hamon is an affiliate of Dreyfus. The fiscal year end of the fund is October 31.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 200 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Board of Directors approved, effective March 31, 2008, a change in the Company name from "Dreyfus Premier International Funds, Inc." to "Dreyfus Premier Investment Funds, Inc."

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 3,250 shares of Class T.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in emerging markets of Asia. Economic changes in the continent of Asia or other aspects that effect valuation of securities may have a greater effect on the fund's net asset value than other funds that do not have similar investment objectives.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended April 30, 2008 was approximately $201,500, with a related weighted average annualized interest rate of 2.95%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

Dreyfus has contractually agreed to waive receipt of its fees/or assume the expenses of the fund, until October 31, 2008, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder service fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.75% of the fund's average daily net assets. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $36,179 during the period ended April 30, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Hamon, Dreyfus pays Hamon a fee payable monthly at the annual rate of .625% of the value of the fund's average daily net assets.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class C and Class T shares were charged $11,330 and $204, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class C and Class T shares were charged $10,346, $3,777 and $204, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $3,525 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $311 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $18,240 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $1,880 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $20,675, Rule 12b-1 distribution plan fees $3,536, shareholder services plan fees $4,088, custodian fees $18,240, chief compliance officer fees $1,880 and transfer agency per account fees $1,650, which are offset against an expense reimbursement currently in effect in the amount of $3,683.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended April 30, 2008, amounted to $33,298,068 and $8,900,301, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions.

When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2008, there were no forward currency exchange contracts outstanding.

At April 30, 2008, accumulated net unrealized depreciation on investments was $3,027,026, consisting of $545,454 gross unrealized appreciation and $3,572,480 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on November 5, 2007, the Board unanimously approved the fund's Management Agreement, pursuant to which Dreyfus (the "Manager") provides the fund with investment management services, and the Sub-Investment Advisory Agreement between the Manager and Hamon U.S. Investment Advisors Limited (the "Sub-Adviser")(collectively, the "Agreements"), pursuant to which the Sub-Adviser provides day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel. In approving the continuance of the Agreements, the Board members considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the approval of the Agreements, including performance and expense information for other investment companies with a similar investment objective to the fund.

During their meeting, the Board discussed the proposed approval of the Agreements with senior management personnel of the Manager. In determining to approve the Agreements, the Board considered all factors which they believed to be relevant.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services to be provided to the fund pursuant to the proposed Agreements. The Manager's representatives reviewed the fund's expected distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members also referenced information provided regarding the relationships the Manager has with various intermediaries and the different needs of each, the diversity of distribution among the funds in the Dreyfus fund

complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to the different distribution channels.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio.</u> As the fund had not yet commenced operations, the Board members were not able to review the fund's performance. The Board discussed with representatives of the Manager the investment strategies to be employed in the management of the fund's assets. The Board members noted the Manager's and Sub-Adviser's reputation and experience with respect to similar funds.

The Board members reviewed the fund's management fee and anticipated expense ratio and reviewed the range of management fees and expense ratios of funds in the Lipper Emerging Markets Funds category and the average and median management fees in the Lipper category, as well as management fees of a subset of funds in the Lipper category.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. As the fund had not yet commenced operations, the Manager's representatives were not able to review the dollar amount of expenses allocated and profit received by the Manager. The Board members considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and noted the possibility of soft dollar arrangements in the future with respect to trading the fund's portfolio. The Board also considered whether the fund would be able to participate in any economies of scale that the Manager may experience in the event that the fund attracts a large amount of assets. The Board members noted the uncertainty of the estimated asset levels and discussed the renewal requirements for advisory agreements and their ability to review the management fee annually after an initial term of the Management Agreement.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to approving the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services to be provided by the Manager and Sub-Adviser are adequate and appropriate, especially considering the Manager's and Sub-Adviser's experience and reputation with respect to their investment approach and their experience and reputation with respect to investing in similar funds.

- The Board concluded that the fee to be paid by the fund to the Manager was reasonable, in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by the Manager from its relationship with the fund, and that the fee to be paid by the Manager is reasonable and appropriate.

The Board members considered these conclusions and determinations, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Emerging Asia Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Hamon U.S. Investment Advisors Ltd.
3510-3515 Jardine House
1 Connaught Place, Central
Hong Kong

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DEAAX | Class C: DEACX |
| | Class I: DEAIX | Class T: DEATX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6205SA0408

Dreyfus Premier
Greater China Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Greater China Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Hugh Simon and Nina Wu, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Greater China Fund's Class A shares produced a total return of –29.93%, Class B shares produced –30.26%, Class C shares produced –30.18%, Class I shares produced –29.82% and Class T shares produced –30.04%.[1] In comparison, the fund's benchmark, the Hang Seng Index, produced a total return of –17.48% for the same period.[2]

Tightening monetary policy, designed to fight accelerating inflation, exerted downward pressure on Chinese equity markets during the reporting period. The fund produced lower returns than its benchmark, due to, among other things, an overweight position in real estate companies and the fund's investments in the "B" share market, which is comprised of Chinese companies whose shares are traded in either U.S. or Hong Kong dollars and that are eligible for purchase by foreigners.

The Fund's Investment Approach

The fund, which seeks long-term capital appreciation, normally invests at least 80% of its assets in stocks of companies that (i) are principally traded in China, Hong Kong or Taiwan (Greater China), (ii) derive at least 50% of their revenues from Greater China, or (iii) have at least 50% of their assets in Greater China. To determine where the fund will invest, we analyze several factors, including economic and political trends in Greater China, the current financial condition and future prospects of individual companies and sectors in the region, and the valuation of one market or company relative to that of another.

Stocks Fell as the Chinese Economy Grew

The Chinese economy, as measured by gross domestic product, grew at an annual rate of 10.6% during the first quarter of 2008. In addition, growth in fixed-asset investments, which includes real estate and capital equipment, exceeded 25%, suggesting continuing confidence in China's economy. Consumer spending reached new highs due to rising incomes and newly enacted employee protection laws. On the other hand, import/export activity slowed significantly during the period, and the trend may continue if the global economy continues to slow and the U.S. dollar weakens further.

Despite robust economic growth, Chinese stocks generally declined along with other international stock markets over the reporting period. In addition to the adverse influence of deteriorating global investor sentiment amid worries regarding a U.S. recession and a global credit crunch, investors responded negatively to regional factors. With inflation reaching an 11-year high, combating rising prices became a top priority of the Chinese government, which raised bank reserve requirements five times in six months.

The fund's relative performance was hurt by its exposure to the "B" share market. The "B" share market, whose total market capitalization is much smaller than either the "A" or "H" share market, was negatively impacted as the liquidity squeeze in the Chinese equity market deepened.

The fund was also hurt by its overweight position in the real estate sector. However, rising interest rates and a tighter monetary policy in China had a particularly negative effect on real estate stocks—so much so that during the reporting period their shares were selling at a significant discount to the value of underlying property holdings. Examples include Beijing Capital Land and Sino-Ocean Land Holdings, which have continued to post strong earnings. Although stock prices have fallen, underlying real estate values have continued to appreciate.

In addition, the portfolio suffered from disappointing individual stock selections in a number of market sectors. AVI China Industry & Technology, an aircraft manufacturer, delivered an unexpected loss in 2007, causing its stock price to plummet. Shanghai Friendship Group, a retail chain, was dragged down with the rest of the B share market. Dynasty Fine Wines Group, one of the top red wine producers in China, reported an unexpectedly weak 2007 profit. We originally invested in Dynasty Fine Wines because it benefits from growing domestic consumption. Although we are disappointed with recent results, we see a longer-term opportunity due to its strong market position and powerful brand history.

Improving Relations with Taiwan

Relations between Taiwan and China appear to have improved, as Taiwan's new president pledged to extend diplomatic and economic relations with its long-time rival. Indeed, we have increased our holdings in Taiwan, where the stock market has recently outperformed other Asian markets. For example, fund holdings KGI Securities, a brokerage firm, and Taiwan Fertilizer were particularly strong performers.

Stock Market Sell-Off May Create Opportunity

As always, we have continued to look for companies with accelerating earnings and reasonably valued share prices relative to their growth potential. We believe there may be attractive values in the banking industry, where we expect loan volumes to grow along with the Chinese economy. In addition, non-performing loan ratios are improving, and a mass market is developing for wealth management services. Chinese utilities also appear attractive, as they are likely to receive subsidies from the government, which recognizes that electricity is needed to boost the economy and provide social stability. Finally, we have identified value in the property sector, where we believe stock prices are trading at a significant discount to the underlying values. In sum, China's economic and corporate earnings fundamentals remain solid despite recent turmoil in the capital markets.

May 15, 2008

Emerging markets, such as those of China and Taiwan, tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
A significant portion of the fund's longer-term performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: BLOOMBERG L.P. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Hang Seng Index is a free-float capitalization-weighted index of 36 companies that represents approximately 66% of the total market cap of the Stock Exchange of Hong Kong. Index components are capped at 25% and divided into four sub-indexes. Return quoted is in U.S. dollars.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Greater China Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.08	$ 11.56	$ 11.27	$ 6.77	$ 9.30
Ending value (after expenses)	$700.70	$697.40	$698.20	$701.80	$699.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 9.57	$ 13.70	$ 13.35	$ 8.02	$ 11.02
Ending value (after expenses)	$1,015.37	$1,011.24	$1,011.59	$1,016.91	$1,013.92

† *Expenses are equal to the fund's annualized expense ratio of 1.91% for Class A, 2.74% for Class B, 2.67% for Class C, 1.60% for Class I and 2.20% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

April 30, 2008 (Unaudited)

Common Stocks—99.6%	Shares	Value ($)
China—53.8%		
AviChina Industry & Technology, Cl. H	110,090,000 a	16,386,750
Beijing Capital Land, Cl. H	56,892,000	24,601,867
Bengang Steel Plates, Cl. B	54,955,558	49,362,441
CGS Holding, Cl. B	19,273,366	21,788,154
China Automation Group	28,004,000 a	8,983,530
China Citic Bank, Cl. H	13,392,000 a	8,867,110
China Communication Services, Cl. H	49,039,000 a	37,755,465
China Merchants Property Development	6,968,522	14,932,899
China Shipping Container Lines, Cl. H	30,000,000	13,203,903
ChinaSoft International	26,190,000	4,503,263
Chongqing Changan Automobile, Cl. B	12,045,753	8,022,104
Dalian Refrigeration, Cl. B	16,608,167	10,996,599
Giant Interactive Group, ADR	1,731,900 a	28,229,970
Huadian Power International, Cl. H	5,564,000	1,991,949
Huaneng Power International, Cl. H	1,500,000	1,249,174
Huaxin Cement, Cl. B	5,718,601	14,033,447
Hunan Non-Ferrous Metal, Cl. H	69,484,000	26,658,945
Inner Mongolia Yitai Coal, Cl. B	6,404,452	44,715,884
Lianhua Supermarket Holdings, Cl. H	15,919,000	21,652,528
Shandong Chenming Paper Holdings, Cl. B	32,945,645	34,538,783
Shanghai Forte Land, Cl. H	55,070,000	24,167,301
Shanghai Friendship Group, Cl. B	19,407,671	31,052,274
Shanghai Prime Machinery, Cl. H	37,932,000	9,004,600
Sino-Ocean Land Holdings	40,019,000 a	33,019,019
Spreadtrum Communications, ADR	2,004,745 a	17,421,234
Xinjiang Xinxin Mining Industry, Cl. H	21,886,000	15,446,001
		522,585,194

Common Stocks (continued)	Shares	Value ($)
Hong Kong—27.2%		
BOC Hong Kong Holdings	3,500,000	9,049,614
China Agri-Industries Holdings	20,842,000 [a]	14,602,224
China Everbright	18,000,000 [a]	45,824,859
China Foods	24,760,000	14,614,886
China Oil and Gas Group	47,826,000 [a]	3,191,203
China Sciences Conservational Power	19,450,000 [a]	374,367
China Travel International Investment Hong Kong	49,302,000	22,015,611
CITIC International Financial Holdings	32,530,000	21,663,987
Comba Telecom Systems Holdings	30,000,000	7,352,611
Dynasty Fine Wines Group	54,207,000	10,781,372
Greentown China Holdings	16,937,800	19,778,136
HKR International	12,535,200	8,524,994
Hua Han Bio-Pharmaceutical Holdings, Cl. H	20,130,000	4,494,486
Jutual Offshore Oil Services	4,870,000	1,112,336
Lifestyle International Holdings	4,396,000	9,160,742
LK Technology Holdings	62,242,500	7,906,954
Neo-China Land Group Holdings	16,580,000	9,743,993
Regent Pacific Group	99,000,000 [a]	10,162,771
TCC International Holdings	14,930,000 [a]	13,467,969
Wasion Meters Group	19,683,000	10,102,718
Zhuzhou CSR Times Electric, Cl. H	21,463,000	20,875,967
		264,801,800
Singapore—2.3%		
Beauty China Holdings	8,604,000	5,393,164
China Sky Chemical Fibre	11,046,000	8,960,289
Yanlord Land Group	4,501,000	7,833,310
		22,186,763

Common Stocks (continued)	Shares	Value ($)
Taiwan−16.3%		
Chungwa Telecom	10,000,000	25,782,084
First Steamship	5,874,000 ᵃ	16,012,546
Gemtek Technology	9,765,014	19,210,915
KGI Securities	35,000,000	29,887,511
Motech Industries	3,600,000	31,155,267
Shin Kong Financial Holding	5,000,000	4,639,133
Yang Ming Marine Transport	40,804,701	31,694,923
		158,382,379
Total Investments (cost $962,016,337)	**99.6%**	**967,956,136**
Cash and Receivables (Net)	**.4%**	**4,263,970**
Net Assets	**100.0%**	**972,220,106**

ADR—American Depository Receipts
ᵃ Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	22.9	Telecommunication Services	6.5
Materials	18.4	Energy	4.8
Industrial	14.6	Banking	4.1
Information Technology	11.1	Health Care	.5
Consumer Staples	10.1		
Consumer Discretionary	6.6		**99.6**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	962,016,337	967,956,136
Cash		1,039,790
Cash denominated in foreign currencies	7,083,575	7,069,562
Receivable for shares of Common Stock subscribed		2,820,335
Dividends and interest receivable		1,320,564
Receivable for investment securities sold		1,011,464
Prepaid expenses		128,182
		981,346,033
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		2,049,492
Payable for investment securities purchased		3,066,213
Bank loan payable–Note 2		2,200,000
Payable for shares of Common Stock redeemed		1,520,929
Interest payable–Note 2		11,509
Net unrealized depreciation on forward currency exchange contracts–Note 4		8,237
Accrued expenses		269,547
		9,125,927
Net Assets ($)		**972,220,106**
Composition of Net Assets ($):		
Paid-in capital		887,036,310
Accumulated investment (loss)–net		(9,766,467)
Accumulated net realized gain (loss) on investments		89,027,384
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		5,922,879
Net Assets ($)		**972,220,106**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	545,824,907	34,790,670	290,413,430	91,828,517	9,362,582
Shares Outstanding	13,505,577	925,245	7,720,572	2,226,623	240,098
Net Asset Value Per Share ($)	**40.41**	**37.60**	**37.62**	**41.24**	**38.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends;	
Unaffiliated issuers	2,601,679
Interest	354,008
Total Income	**2,955,687**
Expenses:	
Investment advisory fees–Note 3(a)	7,468,965
Shareholder servicing costs–Note 3(c)	2,180,351
Distribution fees–Note 3(b)	1,460,115
Custodian fees–Note 3(c)	1,277,608
Directors' fees and expenses–Note 3(d)	91,429
Prospectus and shareholders' reports	74,915
Registration fees	66,793
Interest expense–Note 2	64,615
Professional fees	41,181
Miscellaneous	36,837
Total Expenses	**12,762,809**
Less–reduction in fees due to earnings credits–Note 1(c)	(40,655)
Net Expenses	**12,722,154**
Investment (Loss)–Net	**(9,766,467)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	91,121,623
Net realized gain (loss) on forward currency exchange contracts	(698,997)
Net Realized Gain (Loss)	**90,422,626**
Net unrealized appreciation (depreciation) on	
investments and foreign currency transactions	(609,411,577)
Net Realized and Unrealized Gain (Loss) on Investments	**(518,988,951)**
Net (Decrease) in Net Assets Resulting from Operations	**(528,755,418)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment (loss)−net	(9,766,467)	(4,110,046)
Net realized gain (loss) on investments	90,422,626	221,304,450
Net unrealized appreciation (depreciation) on investments	(609,411,577)	582,688,386
Net Increase (Decrease) in Net Assets Resulting from Operations	**(528,755,418)**	**799,882,790**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	–	(2,778,893)
Class B shares	–	(241,195)
Class C shares	–	(938,449)
Class I shares	–	(472,716)
Class T shares	–	(18,762)
Net realized gain on investments:		
Class A shares	(116,304,601)	(25,280,635)
Class B shares	(7,485,381)	(4,586,585)
Class C shares	(63,447,171)	(13,094,855)
Class I shares	(24,029,441)	(3,775,788)
Class T shares	(1,904,964)	(204,147)
Total Dividends	**(213,171,558)**	**(51,392,025)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	156,953,554	718,938,070
Class B shares	1,975,614	5,796,182
Class C shares	75,769,488	344,453,119
Class I shares	12,614,773	247,388,031
Class T shares	2,367,503	12,165,266

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	96,508,013	22,474,328
Class B shares	5,778,243	3,608,275
Class C shares	44,867,564	8,908,370
Class I shares	22,846,268	3,951,021
Class T shares	1,482,437	188,437
Cost of shares redeemed:		
Class A shares	(306,881,070)	(307,319,084)
Class B shares	(8,339,084)	(18,553,199)
Class C shares	(129,383,585)	(128,746,883)
Class I shares	(89,720,185)	(133,597,356)
Class T shares	(2,981,673)	(3,256,517)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(116,142,140)**	**776,398,060**
Total Increase (Decrease) in Net Assets	**(858,069,116)**	**1,524,888,825**
Net Assets ($):		
Beginning of Period	1,830,289,222	305,400,397
End of Period	**972,220,106**	**1,830,289,222**
Accumulated investment (loss)–net	(9,766,467)	–

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	3,224,307	15,557,507
Shares issued for dividends reinvested	2,042,029	666,219
Shares redeemed	(6,604,591)	(6,711,173)
Net Increase (Decrease) in Shares Outstanding	**(1,338,255)**	**9,512,553**
Class B[b]		
Shares sold	44,211	139,160
Shares issued for dividends reinvested	130,937	112,442
Shares redeemed	(189,672)	(442,791)
Net Increase (Decrease) in Shares Outstanding	**(14,524)**	**(191,189)**
Class C		
Shares sold	1,646,348	7,692,714
Shares issued for dividends reinvested	1,017,921	277,922
Shares redeemed	(2,943,177)	(2,902,931)
Net Increase (Decrease) in Shares Outstanding	**(278,908)**	**5,067,705**
Class I		
Shares sold	241,732	5,620,916
Shares issued for dividends reinvested	474,173	115,561
Shares redeemed	(1,876,140)	(2,946,234)
Net Increase (Decrease) in Shares Outstanding	**(1,160,235)**	**2,790,243**
Class T		
Shares sold	51,611	253,629
Shares issued for dividends reinvested	32,460	5,734
Shares redeemed	(69,927)	(73,618)
Net Increase (Decrease) in Shares Outstanding	**14,144**	**185,745**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended April 30, 2008, 29,882 Class B shares representing $1,491,970 were automatically converted to 28,039 Class A shares and during the period ended October 31, 2007, 28,729 Class B shares representing $1,217,976 were automatically converted to 27,253 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	67.93	31.02	19.32	19.64	19.18	12.26
Investment Operations:						
Investment income (loss)−net [a]	(.33)	(.12)	.12	.12	.21	.10
Net realized and unrealized gain (loss) on investments	(18.78)	41.61	11.59	(.15)	.48	6.88
Total from Investment Operations	(19.11)	41.49	11.71	(.03)	.69	6.98
Distributions:						
Dividends from investment income−net	–	(.45)	(.01)	(.13)	(.04)	(.06)
Dividends from net realized gain on investments	(8.41)	(4.13)	–	(.16)	(.19)	–
Total Distributions	(8.41)	(4.58)	(.01)	(.29)	(.23)	(.06)
Net asset value, end of period	40.41	67.93	31.02	19.32	19.64	19.18
Total Return (%) [b]	(29.93)[c]	148.75	60.66	(.29)	3.70	57.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.92[d]	1.77	1.92	2.05	2.09	2.82
Ratio of net expenses to average net assets	1.91[d]	1.75	1.88	2.04	2.09[e]	2.25
Ratio of net investment income (loss) to average net assets	(1.42)[d]	(.26)	.44	.56	1.02	.68
Portfolio Turnover Rate	33.18[c]	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	545,825	1,008,291	165,363	65,371	70,072	33,324

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	64.18	29.53	18.53	18.89	18.56	11.89
Investment Operations:						
Investment income (loss)−net [a]	(.47)	(.50)	(.14)	(.05)	.08	.00[b]
Net realized and unrealized gain (loss) on investments	(17.70)	39.50	11.14	(.13)	.44	6.67
Total from Investment Operations	(18.17)	39.00	11.00	(.18)	.52	6.67
Distributions:						
Dividends from investment income−net	−	(.22)	−	(.02)	−	−
Dividends from net realized gain on investments	(8.41)	(4.13)	−	(.16)	(.19)	−
Total Distributions	(8.41)	(4.35)	−	(.18)	(.19)	−
Net asset value, end of period	37.60	64.18	29.53	18.53	18.89	18.56
Total Return (%) [c]	(30.26)[d]	146.79	59.37	(1.08)	2.88	56.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.75[e]	2.58	2.73	2.84	2.87	3.66
Ratio of net expenses to average net assets	2.74[e]	2.56	2.70	2.83	2.86	3.00
Ratio of net investment income (loss) to average net assets	(2.23)[e]	(1.19)	(.55)	(.23)	.38	.01
Portfolio Turnover Rate	33.18[d]	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	34,791	60,319	33,402	20,160	20,601	6,420

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	64.13	29.56	18.54	18.91	18.57	11.90
Investment Operations:						
Investment income (loss)−net [a]	(.46)	(.46)	(.11)	(.04)	.07	(.01)
Net realized and unrealized gain (loss) on investments	(17.64)	39.46	11.13	(.15)	.46	6.68
Total from Investment Operations	(18.10)	39.00	11.02	(.19)	.53	6.67
Distributions:						
Dividends from investment income−net	−	(.30)	−	(.02)	(.00)[b]	(.00)[b]
Dividends from net realized gain on investments	(8.41)	(4.13)	−	(.16)	(.19)	−
Total Distributions	(8.41)	(4.43)	−	(.18)	(.19)	(.00)[b]
Net asset value, end of period	37.62	64.13	29.56	18.54	18.91	18.57
Total Return (%) [c]	(30.18)[d]	146.90	59.44	(1.07)	2.90	56.08
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.68[e]	2.53	2.69	2.82	2.83	3.42
Ratio of net expenses to average net assets	2.67[e]	2.51	2.66	2.82[f]	2.83[f]	2.97
Ratio of net investment income (loss) to average net assets	(2.17)[e]	(1.03)	(.42)	(.21)	.33	(.08)
Portfolio Turnover Rate	33.18[d]	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	290,413	513,012	86,666	39,748	40,423	14,363

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	69.02	31.43	19.56	19.88	19.38	12.36
Investment Operations:						
Investment income (loss)—net[b]	(.27)	.08	.33	.14	.28	.14
Net realized and unrealized gain (loss) on investments	(19.10)	42.16	11.60	(.13)	.48	6.97
Total from Investment Operations	(19.37)	42.24	11.93	.01	.76	7.11
Distributions:						
Dividends from investment income—net	–	(.52)	(.06)	(.17)	(.07)	(.09)
Dividends from net realized gain on investments	(8.41)	(4.13)	–	(.16)	(.19)	–
Total Distributions	(8.41)	(4.65)	(.06)	(.33)	(.26)	(.09)
Net asset value, end of period	41.24	69.02	31.43	19.56	19.88	19.38
Total Return (%)	(29.82)[c]	149.45	61.14	(.04)	3.96	57.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.61[d]	1.49	1.62	1.77	1.80	2.56
Ratio of net expenses to average net assets	1.60[d]	1.47	1.58	1.77[e]	1.80[e]	1.92
Ratio of net investment income (loss) to average net assets	(1.14)[d]	.16	1.13	.68	1.28	1.04
Portfolio Turnover Rate	33.18[c]	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	91,829	233,751	18,752	3,179	4,854	1,570

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	66.02	30.27	18.91	19.26	18.83	12.07
Investment Operations:						
Investment income (loss)−net [a]	(.37)	(.26)	.01	.17	.18	.21
Net realized and unrealized gain (loss) on investments	(18.25)	40.52	11.35	(.27)	.46	6.64
Total from Investment Operations	(18.62)	40.26	11.36	(.10)	.64	6.85
Distributions:						
Dividends from investment income−net	−	(.38)	−	(.09)	(.02)	(.09)
Dividends from net realized gain on investments	(8.41)	(4.13)	−	(.16)	(.19)	−
Total Distributions	(8.41)	(4.51)	−	(.25)	(.21)	(.09)
Net asset value, end of period	38.99	66.02	30.27	18.91	19.26	18.83
Total Return (%) [b]	(30.04)[c]	148.04	60.07	(.58)	3.44	57.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.20[d]	2.08	2.28	2.29	2.43	3.46
Ratio of net expenses to average net assets	2.20[d,e]	2.04	2.25	2.29[e]	2.40	2.36
Ratio of net investment income (loss) to average net assets	(1.69)[d]	(.55)	.02	.81	.85	1.51
Portfolio Turnover Rate	33.18[c]	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	9,363	14,917	1,217	617	855	295

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Annualized.

[e] Expense waivers and/or reimbursements amounted to less than .01%.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Greater China Fund (the "fund") is a separate non-diversified portfolio of Dreyfus Premier Investment Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. Hamon U.S. Investment Advisors Limited ("Hamon") serves as sub-investment adviser. Hamon is an affiliate of Dreyfus.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 200 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Board of Directors approved, effective March 31, 2008, a change in the Company name from "Dreyfus Premier International Funds, Inc." to "Dreyfus Premier Investment Funds, Inc."

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, were as follows: ordinary income $34,234,798 and long-term capital gains $17,157,227. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended April 30, 2008 was approximately $3,921,000, with a related weighted average annualized interest rate of 3.26%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Hamon, Dreyfus pays Hamon a fee payable monthly at the annual rate of .625% of the value of the fund's average daily net assets.

During the period ended April 30, 2008, the Distributor retained $579,346 and $5,046 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $49,433 and $595,793 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class B, Class C and Class T shares were charged $153,421, $1,293,297 and $13,397, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $831,293, $51,140, $431,099 and $13,397, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $324,281 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $35,945 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $1,277,608 pursuant to the custody agreement.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $954,128, Rule 12b-1 distribution plan fees $192,549, shareholder services plan fees $172,407, custodian fees $623,628, chief compliance officer fees $1,880 and transfer agency per account fees $104,900.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended April 30, 2008, amounted to $410,403,769 and $705,829,464, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchase:				
Hong Kong Dollar, expiring 5/2/2008	22,000,000	2,825,222	2,822,992	(2,230)
Sale:		**Proceeds ($)**		
Singapore Dollar, expiring 5/2/2008	800,000	583,942	589,949	(6,007)
Total				**(8,237)**

At April 30, 2008, accumulated net unrealized appreciation on investments was $5,939,799, consisting of $161,714,087 gross unrealized appreciation and $155,774,288 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTES

For More Information

**Dreyfus Premier
Greater China Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Hamon U.S. Investment Advisors Ltd.
3510-3515 Jardine House
1 Connaught Place, Central
Hong Kong

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPCAX	Class B: DPCBX	Class C: DPCCX
	Class I: DPCRX	Class T: DPCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0130SA0408

Dreyfus Premier International Growth Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier International Growth Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by William S. Patzer, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier International Growth Fund's Class A shares produced a total return of –10.05%, Class B shares produced a total return of –10.42%, Class C shares produced a total return of –10.39%, Class I shares produced a total return of –9.97% and Class T shares produced a total return of –10.44%.[1] For comparison purposes, the Morgan Stanley Capital International World ex U.S. Index produced a total return of –9.12% for the period.[2]

Slowing economic growth and a global financial crisis that began in the U.S. sub-prime mortgage market weighed on stock prices during the reporting period. The fund produced lower returns than its benchmark, primarily due to stock selections in a number of market sectors.

The Fund's Investment Approach

The fund invests primarily in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, we seek to identify companies with positive growth characteristics and improving business momentum not yet recognized by the market. We look to add value through security selection and earnings growth and valuation (as measured by traditional value measures, such as price-to-earnings, price-to-cash flow and price-to-book value). Companies are then ranked within region, country and economic sector. Higher ranked companies are reviewed and an investment decision made using traditional fundamental techniques.

Global Credit Crisis Dampened Equities' Performance

The investment climate proved challenging over the reporting period, as a credit crisis emanating from the U.S. sub-prime mortgage market and a sustained U.S. economic slowdown dampened international investor sentiment. Aggressive efforts by the Federal Reserve Board to stabilize the financial markets and inject liquidity into the banking system were not adopted by the European Central Bank despite signs of regional financial instability and the adverse effects of a depreciating U.S. dollar on exporters. However, signs of potential economic improvement enabled many international stock markets to regain a portion of their earlier losses later in the reporting period.

Our Security Selection Strategy Produced Mixed Results

The fund suffered during the reporting period when higher-quality stocks were subject to broad selling pressure as valuations and fundamental strengths appeared to be largely disregarded by investors. U.K. and Japanese equities were among the market's greater laggards over the reporting period, due mainly to weakness in these countries' financials and consumer discretionary sectors.

U.K.-based diversified bank HBOS and Japanese real-estate development company Kenedix ranked among the fund's weaker performers in the financials sector. Among consumer discretionary holdings, sluggish consumer spending hurt British merchant Next Retail and Hong Kong clothier Esprit Holdings. Restaurateur Greene King also declined amid reduced sales and exposure to a slumping real-estate rental market.

The utilities sector generally detracted from performance, mainly due to weak stock selections. In the United Kingdom, International Power lost value due to the costs of its "growth via acquisition" strategy. In the telecommunication services area, KDDI in Japan fell as the company faced an increased level of price competition. Shares of Swedish telecom company TeliaSonera dropped due to unexpected competitive pressure, slowing revenues and increased capital spending.

The fund received more positive contributions from materials stocks. Canadian fertilizer firm PostashCorp, Swiss mining company Xstrata, French aggregate supplier Lafarge and German steel producer Salzgitter benefited from robust customer demand and rising commodities prices. French utility Gaz de France also fared well as it successfully passed along higher costs to consumers. Moreover, the fund's relatively light exposure to Australian banks proved advantageous when many of the country's financial services firms lost value in the deteriorating credit environment.

Relatively robust exposure to strong-performing health care stocks also aided the fund's results. Fresenius Medical Care saw continued demand for its dialysis treatments. Despite negative news surrounding a number of Merck & Co.'s products, the pharmaceutical developer reported solid earnings growth. The fund's information technology investments also advanced through stocks such as British-based AVEVA Group, an engineering software provider to the marine, power and oil industries, and Canada's Cognos, a business intelligence software firm, advanced due to strong demand for their respective niche businesses. Cognos was acquired by International Business Machines during the reporting period. On the negative side, Finland-based Nokia's stock price fell as the euro appreciated against the U.S. dollar, sales slowed and competition in Asian markets intensified.

International Markets Showed Signs of Stabilization

Although the outlook for the global economy remained uncertain at the end of the reporting period, global equity markets appear to have reached an inflection point, particularly in the financials sector. Consequently, we may gradually increase our exposure of financial stocks, where we have found relatively attractive opportunities among Asian real-estate securities, and we may further investigate certain opportunities in the consumer discretionary sector. As always, we have continued to employ a disciplined approach that favors companies with attractive valuations and positive business momentum.

May 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect from September 14, 2007, until September 13, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the United States, consisting solely of equity securities. The index does not take into account charges, fees and other expenses.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Growth Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.32	$ 11.22	$ 11.13	$ 6.33	$ 12.35
Ending value (after expenses)	$899.50	$895.80	$896.10	$900.30	$895.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.77	$ 11.91	$ 11.81	$ 6.72	$ 13.11
Ending value (after expenses)	$1,017.16	$1,013.03	$1,013.13	$1,018.20	$1,011.83

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A, 2.38% for Class B, 2.36% for Class C, 1.34% for Class I and 2.62% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks—95.1%	Shares	Value ($)
Australia—4.6%		
BHP Billiton	39,545	1,577,129
Computershare	40,438	341,473
Sonic Healthcare	16,330	234,963
		2,153,565
Austria—.6%		
OMV	3,690	**279,157**
Belgium—2.2%		
Colruyt	1,770	451,268
InBev	7,100	585,357
		1,036,625
Canada—8.2%		
Addax Petroleum	5,000	222,818
Barrick Gold	11,600	445,870
Bombardier, Cl. B	57,800 [a]	378,791
EnCana	9,200	742,230
Fairfax Financial Holdings	860	258,163
First Quantum Minerals	4,758	417,784
Potash of Saskatchewan	3,080	566,566
Research In Motion	5,200 [a]	632,974
Sherritt International	14,205	198,173
		3,863,369
Denmark—.7%		
Carlsberg, Cl. B	2,355	**314,391**
Finland—1.2%		
Nokia	17,860	**549,942**
France—5.6%		
AXA	9,860	368,039
BNP Paribas	2,782	300,819
Cap Gemini	4,270	259,962
Gaz de France	8,480	560,628
Lafarge	3,071	555,718
Total	4,402	370,757
Ubisoft Entertainment	2,283 [a]	230,286
		2,646,209

Common Stocks (continued)	Shares	Value ($)
Germany−9.1%		
BASF	5,124	733,280
Bayer	5,200	444,951
Bayerische Motoren Werke	6,880	378,683
Daimler	2,449	190,932
E.ON	2,860	583,718
Linde	1,922	282,404
MAN	3,200	448,399
Merck	2,612	372,001
RWE	1,990	229,753
Salzgitter	1,770	365,149
Wincor Nixdorf	2,940	225,585
		4,254,855
Greece−.9%		
Coca-Cola Hellenic Bottling	8,980	**405,231**
Hong Kong−2.0%		
Esprit Holdings	55,700	685,426
Hang Seng Bank	12,200	244,371
		929,797
Ireland−1.2%		
Allied Irish Banks	8,200	173,493
Kerry Group, Cl. A	12,054	375,305
		548,798
Italy−1.8%		
ENI	11,362	439,450
Prysmian	16,978	405,369
		844,819
Japan−18.4%		
Aisin Seiki	10,900	380,507
Canon	6,300	315,045
Gunma Bank	32,000	255,729
INPEX Holdings	23	256,575
Kobe Steel	72,300	216,236
Konami	5,900	211,069
Marubeni	61,000	486,311
Mitsubishi	12,800	411,136
Mitsubishi Electric	41,000	418,733

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsui & Co.	32,000	750,878
Nikon	19,000	548,156
Nintendo	1,900	1,043,324
Nippon Sheet Glass	60,000	274,655
Nippon Yusen	38,700	375,891
Shizuoka Bank	20,600	252,386
Sony	8,800	404,520
Sumitomo Electric Industries	21,700	279,219
Sumitomo Metal Mining	14,800	269,143
Takeda Pharmaceutical	6,900	364,293
Terumo	6,000	295,427
Toppan Printing	18,000	200,106
Toshiba	28,000	232,110
Toyota Motor	8,900	451,055
		8,692,504
Netherlands−4.3%		
ASML Holding	1	19
European Aeronautic Defence and Space	9,320	235,026
Imtech	8,275	232,578
ING Groep	22,100	845,793
Koninklijke BAM Groep	10,076	242,763
Koninklijke DSM	4,490	242,788
Koninklijke Philips Electronics	6,420	242,092
		2,041,059
Norway−1.7%		
Norsk Hydro	17,700	263,637
Telenor	11,800 [a]	238,826
Yara International	3,850	282,184
		784,647
Spain−4.0%		
ACS-Actividades de Construccion y Servicios	4,770	283,029
Banco Santander	11,250	243,294
Telefonica	38,350	1,112,002
Union Fenosa	3,780	254,152
		1,892,477

Common Stocks (continued)	Shares	Value ($)
Sweden—1.3%		
Alfa Laval	5,400	355,376
NCC, Cl. B	12,100	232,929
		588,305
Switzerland—8.7%		
ABB	13,450	413,307
Baloise Holding	3,350	367,606
Holcim	4,572	449,633
Lonza Group	1,619	221,252
Nestle	3,052	1,463,923
Roche Holding	5,045	841,361
Swatch Group	1,240	335,087
		4,092,169
United Kingdom—18.1%		
Amlin	56,622	310,041
AstraZeneca	18,600	784,137
Aveva Group	16,775	407,251
British American Tobacco	24,766	943,259
Charter	16,660	297,796
Dana Petroleum	9,560 [a]	328,652
De La Rue	12,293	207,625
Greene King	18,100	184,962
HBOS	21,300	199,473
National Grid	15,870	221,039
Prudential	19,960	269,307
Royal Dutch Shell, Cl. B	6,900	276,445
Schroders	8,710	182,360
Scottish & Southern Energy	11,670	322,994
Shire	23,968	446,296
Thomas Cook Group	36,270	186,880
Tullet Prebon	29,590	256,222
Unilever	23,470	794,249
Vodafone Group	125,490	399,969
William Morrison Supermarkets	56,629	322,587
WPP Group	34,170	421,609
Xstrata	9,340	732,804
		8,495,957

Common Stocks (continued)	Shares	Value ($)
United States–.5%		
iShares MSCI EAFE Index Fund	3,090	**234,253**
Total Common Stocks		
(cost $39,811,877)		**44,648,129**

Preferred Stocks–1.1%		
Germany		
Fresenius		
(cost $346,720)	6,320	**524,997**

Other Investment–1.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $550,000)	550,000 b	**550,000**

Total Investments (cost $40,708,597)	**97.4%**	**45,723,126**
Cash and Receivables (Net)	**2.6%**	**1,244,160**
Net Assets	**100.0%**	**46,967,286**

a *Non-income producing security.*
b *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Materials	16.6	Utilities	4.6
Industrial	14.8	Telecommunication Services	3.7
Consumer Staples	11.1	Money Market Investment	1.2
Consumer Discretionary	9.8	Computer Services	.5
Financial	9.6	Electrical & Electronics	.5
Information Technology	9.0	Index	.5
Health Care	8.7		
Energy	6.8		**97.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	40,158,597	45,173,126
Affiliated issuers	550,000	550,000
Cash		89,765
Cash denominated in foreign currencies	215,674	214,608
Receivable for investment securities sold		998,883
Receivable for shares of Common Stock subscribed		711,692
Dividends and interest receivable		246,027
Prepaid expenses		32,002
		48,016,103
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		54,670
Payable for investment securities purchased		923,929
Payable for shares of Common Stock redeemed		42,147
Unrealized depreciation on forward currency exchange contracts—Note 4		124
Accrued expenses		27,947
		1,048,817
Net Assets ($)		**46,967,286**
Composition of Net Assets ($):		
Paid-in capital		42,894,394
Accumulated undistributed investment income—net		83,254
Accumulated net realized gain (loss) on investments		(991,031)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		4,980,669
Net Assets ($)		**46,967,286**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	41,555,316	2,318,920	2,747,051	304,483	41,516
Shares Outstanding	2,965,229	179,311	223,744	21,262	3,044.60
Net Asset Value Per Share ($)	**14.01**	**12.93**	**12.28**	**14.32**	**13.64**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $69,681 foreign taxes withheld at source):	
Unaffiliated issuers	667,975
Affiliated issuers	12,632
Interest	9,381
Total Income	**689,988**
Expenses:	
Management fee–Note 3(a)	179,395
Shareholder servicing costs–Note 3(c)	104,542
Custodian fees–Note 3(c)	59,980
Registration fees	30,462
Auditing fees	22,405
Distribution fees–Note 3(b)	20,636
Prospectus and shareholders' reports	6,983
Directors' fees and expenses–Note 3(d)	5,493
Legal fees	712
Miscellaneous	12,282
Total Expenses	**442,890**
Less–reduction in management fee due to undertaking–Note 3(a)	(45,490)
Less–reduction in fees due to earnings credits–Note 1(c)	(3,714)
Net Expenses	**393,686**
Investment Income–Net	**296,302**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	4,182,488
Net realized gain (loss) on financial futures	(233,184)
Net realized gain (loss) on forward currency exchange contracts	(49,911)
Net Realized Gain (Loss)	**3,899,393**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($18,917) net unrealized (depreciation) on financial futures]	(9,926,925)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,027,532)**
Net (Decrease) in Net Assets Resulting from Operations	**(5,731,230)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	296,302	265,898
Net realized gain (loss) on investments	3,899,393	6,005,660
Net unrealized appreciation (depreciation) on investments	(9,926,925)	5,475,974
Net Increase (Decrease) in Net Assets Resulting from Operations	**(5,731,230)**	**11,747,532**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(432,288)	(233,857)
Class B Shares	(9,698)	–
Class C Shares	(18,694)	–
Class I Shares	(3,354)	(1,216)
Class T Shares	(19)	(67)
Total Dividends	**(464,053)**	**(235,140)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	1,578,330	5,187,244
Class B Shares	431,457	738,290
Class C Shares	525,343	1,326,086
Class I Shares	75,839	827,170
Class T Shares	22,276	13,980
Dividends reinvested:		
Class A Shares	413,207	225,147
Class B Shares	8,574	–
Class C Shares	13,251	–
Class I Shares	3,354	1,216
Class T Shares	19	67
Cost of shares redeemed:		
Class A Shares	(3,683,721)	(6,226,155)
Class B Shares	(982,042)	(928,231)
Class C Shares	(502,393)	(549,263)
Class I Shares	(35,211)	(767,808)
Class T Shares	(9,129)	(25,057)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,140,846)**	**(177,314)**
Total Increase (Decrease) in Net Assets	**(8,336,129)**	**11,335,078**
Net Assets ($):		
Beginning of Period	55,303,415	43,968,337
End of Period	**46,967,286**	**55,303,415**
Undistributed investment income–net	83,254	251,005

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	112,329	373,575
Shares issued for dividends reinvested	29,304	17,279
Shares redeemed	(270,290)	(450,659)
Net Increase (Decrease) in Shares Outstanding	**(128,657)**	**(59,805)**
Class B[b]		
Shares sold	33,470	56,560
Shares issued for dividends reinvested	643	–
Shares redeemed	(77,903)	(72,890)
Net Increase (Decrease) in Shares Outstanding	**(43,790)**	**(16,330)**
Class C		
Shares sold	42,380	108,575
Shares issued for dividends reinvested	1,061	–
Shares redeemed	(42,614)	(45,492)
Net Increase (Decrease) in Shares Outstanding	**827**	**63,083**
Class I		
Shares sold	5,147	60,746
Shares issued for dividends reinvested	234	91
Shares redeemed	(2,445)	(54,218)
Net Increase (Decrease) in Shares Outstanding	**2,936**	**6,619**
Class T		
Shares sold	1,733	1,056
Shares issued for dividends reinvested	2	5
Shares redeemed	(689)	(1,936)
Net Increase (Decrease) in Shares Outstanding	**1,046**	**(875)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended April 30, 2008, 16,948 Class B shares representing $221,819 were automatically converted to 15,648 Class A shares and during the period ended October 31, 2007, 31,581 Class B shares representing $403,866 were automatically converted to 29,194 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	15.73	12.46	9.94	8.57	7.28	5.97
Investment Operations:						
Investment income—net[a]	.09	.09	.07	.07	.09	.03
Net realized and unrealized gain (loss) on investments	(1.67)	3.26	2.53	1.48	1.42	1.41
Total from Investment Operations	(1.58)	3.35	2.60	1.55	1.51	1.44
Distributions:						
Dividends from investment income—net	(.14)	(.08)	(.08)	(.18)	(.22)	(.13)
Net asset value, end of period	14.01	15.73	12.46	9.94	8.57	7.28
Total Return (%)[b]	(10.05)[c]	26.98	26.27	18.18	21.40	24.53
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.76[d]	1.50	1.58	1.72	1.95	2.02
Ratio of net expenses to average net assets	1.55[d]	1.46	1.55	1.39	1.95[e]	2.02
Ratio of net investment income to average net assets	1.34[d]	.62	.60	.74	1.08	.45
Portfolio Turnover Rate	57.51[c]	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	41,555	48,674	39,284	34,063	45,440	29,246

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	14.48	11.49	9.19	7.94	6.75	5.54
Investment Operations:						
Investment income (loss)−net [a]	.02	(.03)	(.02)	.00[b]	.02	(.03)
Net realized and unrealized gain (loss) on investments	(1.53)	3.02	2.33	1.37	1.33	1.30
Total from Investment Operations	(1.51)	2.99	2.31	1.37	1.35	1.27
Distributions:						
Dividends from investment income−net	(.04)	−	(.01)	(.12)	(.16)	(.06)
Net asset value, end of period	12.93	14.48	11.49	9.19	7.94	6.75
Total Return (%) [c]	(10.42)[d]	26.02	25.19	17.32	20.30	23.07
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.59[e]	2.32	2.39	2.53	2.78	3.04
Ratio of net expenses to average net assets	2.38[e]	2.28	2.37	2.19	2.78[f]	3.04
Ratio of net investment income (loss) to average net assets	.38[e]	(.21)	(.22)	.04	.24	(.60)
Portfolio Turnover Rate	57.51[d]	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	2,319	3,230	2,752	2,419	2,168	1,936

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.79	10.94	8.77	7.59	6.47	5.30
Investment Operations:						
Investment income (loss)−net [a]	.03	(.02)	(.02)	.01	.02	(.02)
Net realized and unrealized gain (loss) on investments	(1.46)	2.87	2.23	1.30	1.27	1.25
Total from Investment Operations	(1.43)	2.85	2.21	1.31	1.29	1.23
Distributions:						
Dividends from investment income−net	(.08)	−	(.04)	(.13)	(.17)	(.06)
Net asset value, end of period	12.28	13.79	10.94	8.77	7.59	6.47
Total Return (%) [b]	(10.39)[c]	26.05	25.24	17.35	20.33	23.45
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.57[d]	2.28	2.38	2.48	2.77	2.89
Ratio of net expenses to average net assets	2.36[d]	2.24	2.35	2.14	2.77[e]	2.89
Ratio of net investment income (loss) to average net assets	.52[d]	(.16)	(.18)	.11	.23	(.41)
Portfolio Turnover Rate	57.51[c]	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	2,747	3,074	1,749	1,210	840	663

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.08	12.72	10.15	8.72	7.40	6.08
Investment Operations:						
Investment income−net[b]	.12	.23	.11	.09	.06	.11
Net realized and unrealized gain (loss) on investments	(1.72)	3.23	2.57	1.49	1.45	1.30
Total from Investment Operations	(1.60)	3.46	2.68	1.58	1.51	1.41
Distributions:						
Dividends from investment income−net	(.16)	(.10)	(.11)	(.15)	(.19)	(.09)
Net asset value, end of period	14.32	16.08	12.72	10.15	8.72	7.40
Total Return (%)	(9.97)[c]	27.40	26.57	18.31	20.89	23.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.55[d]	1.23	1.33	1.63	2.24	2.21
Ratio of net expenses to average net assets	1.34[d]	1.21	1.31	1.28	2.24[e]	2.21
Ratio of net investment income to average net assets	1.67[d]	1.44	.91	.98	.69	1.24
Portfolio Turnover Rate	57.51[c]	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	304	295	149	47	19	20

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.24	12.12	9.68	8.39	7.17	5.84
Investment Operations:						
Investment income (loss)−net[a]	.04	.02	.03	.08	(.03)	(.06)
Net realized and unrealized gain (loss) on investments	(1.63)	3.12	2.45	1.40	1.39	1.39
Total from Investment Operations	(1.59)	3.14	2.48	1.48	1.36	1.33
Distributions:						
Dividends from investment income−net	(.01)	(.02)	(.04)	(.19)	(.14)	−
Net asset value, end of period	13.64	15.24	12.12	9.68	8.39	7.17
Total Return (%)[b]	(10.44)[c]	25.98	25.65	17.87	19.22	22.77
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.83[d]	2.08	2.30	2.13	3.75	3.47
Ratio of net expenses to average net assets	2.62[d]	2.05	1.98	1.78	3.75[e]	3.47
Ratio of net investment income (loss) to average net assets	.62[d]	.17	.23	.77	(.44)	(1.05)
Portfolio Turnover Rate	57.51[c]	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	42	30	35	26	3	1

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Investment Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Board of Directors approved, effective March 31, 2008, a change in the Company name from "Dreyfus Premier International Funds, Inc." to "Dreyfus Premier Investment Funds, Inc."

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $4,798,941 available for federal income tax purposes to be applied against future net securities profit, if any, realized subsequent to October 31, 2007. If not applied, $246,712 of the carryover expires in fiscal 2009 and $3,503,697 expires in fiscal 2010 and $1,048,532 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, were as follows: ordinary income $235,140. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 14, 2007 to waive 25% of the fund's management fee through September 13, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $45,490 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $2,322 from commissions earned on sales of the fund's Class A shares, and $2,824 and $1,880 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class B, Class C and Class T shares were charged $10,260, $10,336 and $40, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $52,536, $3,420, $3,445 and $40, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $17,621 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $1,948 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $59,980 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $28,691, Rule 12b-1 distribution plan fees $3,088, shareholder services plan fees $9,502, custodian fees $12,807 chief compliance officer fees $1,880 and transfer agency per account fees $5,958, which are offset against an expense reimbursement currently in effect in the amount of $7,256.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended April 30, 2008, amounted to $27,172,090 and $29,666,766, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sale:				
Euro, expiring 5/2/2008	26,489	41,237	41,361	**(124)**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2008, there were no financial futures outstanding.

At April 30, 2008, accumulated net unrealized appreciation on investments was $5,014,529, consisting of $7,045,270 gross unrealized appreciation and $2,030,741 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**Dreyfus Premier
International Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DRGLX	Class B: DGLBX	Class C: DIGCX
	Class I: DIGRX	Class T: DPITX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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